FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
March 23, 2006
Manulife Financial to issue medium term notes
TORONTO — Manulife Financial Corporation (“Manulife Financial”) intends to issue up to $350 million principal amount of medium term notes constituting senior indebtedness pursuant to its medium term note program.
The medium term notes, to be offered on a best efforts basis through an agency syndicate comprised of RBC Dominion Securities Inc. and Scotia Capital Inc., are expected to be issued on March 28, 2006. The notes will pay a fixed rate of 4.67 per cent until maturity on March 28, 2013.
The notes will be direct unsecured obligations of Manulife Financial and will rank equally with all other unsecured indebtedness of Manulife Financial, which is not subordinated. The net proceeds of the offering will be utilized for general corporate purposes of Manulife Financial, including investments in subsidiaries.
Manulife Financial intends to file in Canada a pricing supplement to its short form base shelf prospectus dated February 9, 2005 and prospectus supplement dated May 19, 2005 in respect of this issue. Complete details of the offering are set out in the prospectus, which will be available on the SEDAR website for Manulife Financial at www.sedar.com.
The medium term notes have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or applicable exemption from the registration requirement of such Act. This press release does not constitute an offer to sell or a solicitation to buy the medium term notes in the United States.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$372 billion (US$319 billion) as at December 31, 2005.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:	Investor Relations:
Peter Fuchs	Patricia Kelly
(416) 926-6103	1-800-795-9767
peter_fuchs@manulife.com	investor_relations@manulife.com